VIA EDGAR                                July 23, 2024

Ms. Nasreen Mohammed
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:     Kartoon Studios, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-37950

Dear Ms. Nasreen Mohammed:

This letter sets forth the responses of Kartoon Studios, Inc. (“we,” “us” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Form 10-K for the fiscal year ended December 31, 2023. The Staff’s comments were provided to the Company in a letter dated July 1, 2024. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.

Form 10-K for the Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 38

1.     We note that your disclosure controls and procedures were effective for the year ended December 31, 2023. We also note your disclosure that management concluded that your internal control over financial reporting is ineffective as of December 31, 2023. Please clarify how you concluded effective disclosure controls and procedures when you have a material weakness in internal control over financial reporting which led to restatement of your financial statements. Refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. This comment also applies to your disclosures in your Form 10-Q for the quarter ended March 31, 2024.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control-Integrated Framework (2013). Based on this assessment, the Company’s management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was not effective due to the following identified material weaknesses:

•Inadequate design of user access provisioning/deprovisioning controls and inadequate segregation of duties on certain controls or processes.
•Lack of specialized experts related to income tax areas.
•Inappropriate application of accounting standards related to warrant modifications.

001966.00001/136167861v.7

As a result of the above identified material weaknesses, the Company made two adjustments (the “Adjustments”) to the financial statements included in the Company’s Form 10-K for the fiscal year ended December 31, 2023: (i) the consolidated balance sheet as of December 31, 2022 included a correction of an error identified during the fourth quarter of fiscal 2023 involving a misstatement related to the recording of a deferred tax liability as a further detailed subdivision of Goodwill within purchase accounting; and (ii) the consolidated statement of operations for the year ended December 31, 2023 and the consolidated balance sheet as of December 31, 2023 include the correction of an error identified during the fourth quarter of fiscal 2023 related to an overstatement of expenses associated with a warrant modification in June 2023.

The Company’s management also assessed the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 and March 31, 2024. Disclosure controls and procedures include, without limitation, controls and procedures that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In performing such evaluation, management considered the impact, if any, that the material weaknesses in its internal control over financial reporting had on its disclosure controls and procedures. While there is substantial overlap between disclosure controls and procedures and internal control over financial reporting, in Section II.D of SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (the “Final Rule”) the Staff has recognized that

“in designing their disclosure controls and procedures, companies can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements. In doing so, some companies might design their disclosure controls and procedures so that certain components of internal control over financial reporting pertaining to the accurate recording of transactions (emphasis added) and disposition of assets or to the safeguarding of assets are not included. . . . We therefore believe that while there is substantial overlap between internal control over financial reporting and disclosure controls and procedures, many companies will design their disclosure controls and procedures so that they do not include all components of internal control over financial reporting.”

In assessing the effectiveness of the Company’s disclosure controls and procedures, management reviewed established SEC guidance on disclosure controls and procedures and the overall design of the Company’s disclosure controls and procedures. The Company has several processes in place that ensure material financial and nonfinancial information required to be disclosed is identified and communicated in a timely manner to appropriate management so that decisions regarding disclosure can be made. Specifically, the Company’s disclosure controls and procedures include:

•members of the Company’s legal, accounting and financial reporting teams meet at least quarterly to review draft periodic reports sufficiently in advance of the applicable required date of filing;
•regular and ad hoc communications between members of the Company’s legal, accounting and financial reporting teams and senior management to discuss potentially material risks, developments, and trends and their potential impact on the Company’s business;
•review of the Company’s SEC disclosures, including business, MD&A, legal and regulatory, and risk factor disclosures by the senior management team;
•form checks of each SEC filing;
•regular monitoring of changes in SEC reporting requirements and accounting standards by the Company’s legal, accounting and financial reporting teams;
•use of third-party experts for complex transactions; and
•regular meetings of the Company’s audit committee.

001966.00001/136167861v.7

In connection with each of the matters (purchase and tax accounting related to a business combination and the accounting of a warrant modification) which resulted in the Adjustments, the Company complied with its disclosure controls and procedures. In fact, each of the matters which resulted in the Adjustments and led to the determination that the Company had material weaknesses were each identified by management at the time of each transaction as a non-routine complex transaction for which management hired outside third-party experts to provide tax, valuation and/or accounting advice related to such transactions. In addition, with respect to the warrant modification, the Company extensively reviewed the relevant accounting with the Company’s previous auditors at the time of the warrant modification in June 2023. In connection with the audit of the Company’s fiscal 2023 financial statements, the Company’s new auditors did not agree with the Company’s accounting treatment of the warrant modification, which was based upon a different interpretation of an accounting standard. The Adjustments to the Company’s financial statements did not result from the failure of disclosure controls allowing for relevant information to be communicated to management and disclosed in the Company’s SEC filings, but rather from the incorrect application of accounting standards to the transactions. As the Final Rule indicates, issuers can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements, and in so doing may design their disclosure controls and procedures such that certain components of internal control over financial reporting pertaining to the accurate recording of transactions are not included in disclosure controls and procedures. As a result, it was within management’s discretion to determine that the Company’s disclosure controls and procedures were effective as of December 31, 2023 and March 31, 2024, despite the presence of the identified material weaknesses. Accordingly, the Company’s management concluded, and still maintains, that its disclosure controls and procedures were effective as of December 31, 2023 and March 31, 2024.

In accordance with your letter and comment, we acknowledge the Company is responsible for the adequacy and accuracy of the disclosures in its filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brian Parisi
Chief Financial Officer

001966.00001/136167861v.7